04033691

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

JUN 28 2004

Citicorp Mortgage Securities, Inc.
(Exact Name of Registrant as Specified in Charter)

0000811785
(Registrant CIK Number)

Form 8-K dated June 25, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part)
(Give Period of Report)

000-16107, 333-109722
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other than the Registrant)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 25, 2004.

Citicorp Mortgage Securities, Inc.
(Registrant)

By: ______________________
Name: Howard Darmstadter
Title: Assistant Secretary

PROCESSED
JUL 01 2004
THOMSON FINANCIAL

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS 8-K AND EXHIBIT CONSISTING OF COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report: June 25, 2004
(Date of earliest event reported)

CITICORP MORTGAGE SECURITIES, INC.
(Packager and Servicer)
(Issuer in Respect of the REMIC Pass-Through Certificates Series 2004-4)
(Exact name of registrant as specified in charter)

Delaware	000-16107, 333-109722	13-3408717
(State or other jurisdiction of organization)	**(Commission File Nos.)**	**(I.R.S. Employer Identification No.)**

1000 Technology Drive, O'Fallon, Missouri	63304
(Address of principal executive offices)	**(Zip Code)**

Registrant's Telephone Number, including area code (636) 261-1313

____

(Former name, former address and former fiscal year, if changed since last report.)

Item 5. Other Events.

CITICORP MORTGAGE SECURITIES, INC.
REMIC Pass-Through Certificates, Series 2004-4

Attached as Exhibit I are the Computational Materials (as defined in the no-action letter dated May 20, 1994 issued by the Securities and Exchange Commission to Kidder, Peabody Acceptance Corporation I, Kidder, Peabody & Co. Incorporated and Kidder Structured Asset Corporation) and/or Structural Term Sheets (as defined in the no-action letter dated February 17, 1995 issued by the Securities and Exchange Commission to the Public Securities Association) prepared by Credit Suisse First Boston LLC that are required to be filed pursuant to such letters.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CITICORP MORTGAGE SECURITIES, INC.
(Registrant)

By: ______________________
Howard Darmstadter
Assistant Secretary

Dated: June 25, 2004

EXHIBIT INDEX

CREDIT SUISSE | FIRST BOSTON

CMSI 04-4

Group 1

Pay rules

1. Pay the NAS priority amount to the 1N1.
2. Pay concurrently as follows:
   a. 50% to the 1S1-1S3, 1FL1 prorata until retired.
   b. 50% to the 1S4 and 1S5 sequentially until retired.
3. Pay concurrently as follows:
   a. 50% to the 1S6 until retired.
   b. 50% to the 1V1 and 1Z1 sequentially until retired.
4. Pay the 1N1until retired.

1Z1 Accretion Waterfall:

1. Pay to the 1V1 until retired.
2. Pay to the 1Z1 until retired.

Notes
Pxing Speed = 250 PSA.
Floaters = 1FL1 – 8%Cap, 1ML + 45bps, .45% Floor, 0 day delay, 1.10% Initial Libor
Inverse Ios = 1IN1 – 7.55% Cap, 7.55% - 1ML, 0% Floor, 0 day delay, 1.10% Initial Libor
NAS bonds = 1N1 standard 60 mo lockout. (Apply Shift to both Sched and Prepays)

Settlement = 06/30

G65 Mtge **YTA**

Bloomberg CMO

66 <GO> **CMSI 2004-4 1Z1** 5.5% LEGAL MTY N/A ADV<PAGE>
BCC0FCB13 CMO:ACCRUAL BOND NO Notes 88 <Go>
65 <GO> 5.720(358)2 WAC(WAM)AGE ASSUM

ASSUMED collateral -NO History-	6/30/04: 30,813,000 6/25/04: 30,813,000 factor 1.000000000000	next pay 7/25/04 (monthly) rcd date 6/30/04 (24 Delay) accrual 6/ 1/04- 6/30/04	30/360 Cashflows created 5/27/04 1stProj 7/25/04 ASSUMED collateral

6/30/04 **YIELD TABLE**

DEAL: * Information is preliminary and subject to change.

Vary PRICE 1/32	100 PSA	200 PSA	250 PSA	300 PSA	500 PSA	750 PSA	1000 PSA
85-28	6.374	6.658	6.848	7.066	8.262	9.525	10.628
AvgLife	21.80	15.22	12.93	10.95	5.74	3.89	3.05
Mod Dur	18.13	13.40	11.40	9.73	5.43	3.70	2.88
DateWindow	4/20- 4/25/34	1/14- 4/25/34	7/12- 4/25/34	6/11- 4/25/34	1/09- 8/25/12	10/07- 1/25/09	2/07- 12/25/07
Spread 1	+121/AL	+176/AL	+205/AL	+234/AL	+424/AL	+598/AL	+736/AL

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 13:45

3mo	6mo	-2-	-3-	-5-	-10-	-30-
1.26	1.66	2.74	3.22	3.90	4.68	5.36

Format# 1-YT 10y 100-17+ 30y 100-7

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 920410
Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2004 Bloomberg L.P.
G984-669-3 21-Jun-04 13:45:45

CMSI04-4G1BBG - Summary

Deal Summary Report

Settlement	30-Jun-2004	Prepay	250 PSA	Balance	
1st Pay Date	25-Jul-2004	Default	0 CDR	$513,347,023.00	
		Recovery	0 months		
		Severity	0%		

(Assumptions)

Tranche Name	Rating	Balance	Coupon	Principal Window	Avg Life	Dur	Yield	Spread bp	Bench	Price %
1N1		50,000,000.00	5.5	07/09 - 04/34	11.78					
1S4		152,610,000.00	5.5	07/04 - 09/10	3.13					
1S5		16,493,000.00	5.5	09/10 - 10/11	6.76					
1S1		51,243,333.00	5.5	07/04 - 10/11	3.49					
1S2		51,243,333.00	5.25	07/04 - 10/11	3.49					
1S3		51,243,334.00	5	07/04 - 10/11	3.49					
1FL1		15,373,000.00	1.55	07/04 - 10/11	3.49					
1IN1		15,373,000.00	6.45	07/04 - 10/11	3.49					
1S6		55,897,000.00	5.5	10/11 - 04/34	12.17					
1V1		25,084,000.00	5.5	07/04 - 07/12	5.41					
1Z1		30,813,000.00	5.5	07/12 - 04/34	12.93					
1B1		13,347,023.00	5.5	07/04 - 04/34	10.92					

	Treasury						Swaps					
Mat	6MO	2YR	3YR	5YR	10YR	30YR	6MO	2YR	3YR	5YR	10YR	30YR
Yld	1.070	2.533	3.142	3.877	4.726	5.413	1.583	2.979	3.590	4.374	5.225	5.803

CMSI04-4G1BBG

WAC	Collateral WAM		Age	WAL	Dur
5.72		358	2	6.38	4.77

$@1bp	Accrued Int(M)	NetNet (MM)	Dated Date	Notes
			01-Jun-04	FIX
			01-Jun-04	FIX
			01-Jun-04	FIX
			01-Jun-04	FIX
			01-Jun-04	FIX
			01-Jun-04	FIX
			25-Jun-04	FLT
			25-Jun-04	INV_IO
			01-Jun-04	FIX
			01-Jun-04	FIX
			01-Jun-04	FIX
			01-Jun-04	FIX

CREDIT SUISSE | FIRST BOSTON

CMSI 04-4

Group 3

Pay rules

1. Pay the NAS priority amount to the 3N1.
2. Pay concurrently as follows:
   a. 83.3333333344% to the 3S1, 3S2, 3S3, 3S4 AND 3S5, pro-rata until retired.
   b. 16.6666666655% to the 3FL1, until retired.
3. Pay concurrently as follows:
   a. 50% to 3S6, until retired
   b. 50% as follows:
      1. Pay the 3S7 until retired
      2. Pay concurrently as follows:
         a. 50.0010670309% to 3S8, until retired
         b. 49.9989329691% to the 3V1, 3Z1, in that order until retired.
4. Pay the 3N1 until retired.

3Z1 Accretion Waterfall:

1. Pay to the 3V1 until retired.
2. Pay to the 3Z1 until retired.

Notes
Pxing Speed = 250 PSA.
Floaters = 3FL1 – 8%Cap, 1ML + 45bps, .45% Floor, 0 day delay, 1.10% Initial Libor
Inverse Ios = 3IN1 – 7.55% Cap, 7.55% - 1ML, 0% Floor, 0 day delay, 1.10% Initial Libor
NAS bonds = 2N1 standard 60 mo lockout. (Apply Shift to both Sched and Prepays)

Settlement = 06/30

CMSI04-4G3BBG - Summary

Deal Summary Report

			Assumptions	Balance
Settlement	30-Jun-04	Prepay	250 PSA	$513,347,023.00
1st Pay Date	25-Jul-04	Default	0 CDR	
		Recovery	0 months	
		Severity	0%	

Tranche Name	Rating	Balance	Coupon	Principal Window	Avg Life	Dur	Yield	Spread bp	Bench	Price %
3N1		50,000,000.00	5.5	07/09 - 04/34	11.78					
3S1		49,732,333.00	5.5	07/04 - 06/10	3.06					
3S2		49,732,333.00	5.25	07/04 - 06/10	3.06					
3S3		49,732,333.00	5	07/04 - 06/10	3.06					
3S4		49,732,333.00	4.75	07/04 - 06/10	3.06					
3S5		49,732,335.00	4.5	07/04 - 06/10	3.06					
3FL1		49,732,333.00	1.55	07/04 - 06/10	3.06					
3IN1		49,732,333.00	6.45	07/04 - 06/10	3.06					
3S6		75,803,000.00	5.5	06/10 - 04/34	10.72					
3S7		28,944,000.00	5.5	06/10 - 08/12	6.99					
3S8		23,430,000.00	5.5	08/12 - 04/34	13.03					
3V1		10,514,000.00	5.5	07/04 - 03/13	5.65					
3Z1		12,915,000.00	5.5	03/13 - 04/34	13.61					
3B1		13,347,023.00	5.5	07/04 - 04/34	10.92					

Treasury						Swaps					
Mat	6MO	2YR	3YR	5YR	10YR	30YR	6MO	2YR	3YR	5YR	10YR	30YR
Yld	1.160	2.662	3.197	3.910	4.750	5.434	1.627	3.056	3.646	4.390	5.236	5.820

CMSI04-4G3BBG

WAC	Collateral WAM	Age	WAL	Dur
5.72	358	2	6.38	NA

$@1bp	Accrued Int(M)	NetNet (MM)	Dated Date	Notes
			1-Jun-04	FIX
			1-Jun-04	FIX
			1-Jun-04	FIX
			1-Jun-04	FIX
			1-Jun-04	FIX
			1-Jun-04	FIX
			25-Jun-04	FLT
			25-Jun-04	INV_IO
			1-Jun-04	FIX
			1-Jun-04	FIX
			1-Jun-04	FIX
			1-Jun-04	FIX
			1-Jun-04	FIX
			1-Jun-04	FIX

GRAB

NO FIELDS ENTERED.

Mtge **YTA**

Bloomberg CMO

CMSI 2004-4 3N1 5.5% LEGAL MTY N/A

ADV:<PAGE>

66 <GO> BCC0FESF0 CMO:

NO Notes 88 <Go>

65 <GO> 5.720(358)2 WAC(WAM)AGE ASSUM

ASSUMED	6/30/04: 50,000,000	next pay 7/25/04 (monthly)	30/360 Cashflows
collateral	6/25/04: 50,000,000	rcd date 6/30/04 (24 Delay)	created 6/25/04
-NO History-	factor 1.000000000000	accrual 6/ 1/04- 6/30/04	1stProj 7/25/04
			ASSUMED collateral

6/30/04

YIELD TABLE

Vary PRICE 1/32	100 PSA	200 PSA	250 PSA	300 PSA	500 PSA	1000 PSA	1200 PSA
100	5.526	5.521	5.519	5.517	5.510	5.462	5.443
AvgLife	15.60	12.73	11.78	11.03	9.08	4.15	3.41
Mod Dur	9.78	8.60	8.18	7.83	6.86	3.61	3.03
DateWindow	7/09- 4/25/34	7/09- 4/25/34	7/09- 4/25/34	7/09- 4/25/34	7/09- 4/25/34	12/07- 10/25/09	6/07- 9/25/08
Spread I	+64/AL	+76/AL	+79/AL	+82/AL	+99/AL	+189/AL	+211/AL

DEAL: * Information is preliminary and subject to change.

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 14:10

3mo	6mo	-2-	-3-	-5-	-10-	-30-
1.29	1.68	2.74	3.15	3.84	4.65	5.34

Format# 1-YT

10y 100-25+ 30y 100-15+

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 920410
Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2004 Bloomberg L.P.
G984-669-1 25-Jun-04 14:18:41

G65 Mtge YT

Screen Printed
Bloomberg CMO

CMSI 2004-4 3S1

5.5% LEGAL MTY N/A

ADV:<PAGE>
NO Notes
88 <Go>

66 <GO> BCC0FESG8 CMO:

65 <GO> 5.720(358)2 WAC(WAM)AGE ASSUM

ASSUMED	6/30/04: 49,732,333	next pay 7/25/04 (monthly)	30/360 Cashflows
collateral	6/25/04: 49,732,333	rcd date 6/30/04 (24 Delay)	created 6/25/04 / 1stProj 7/25/04
-NO History-	factor 1.000000000000	accrual 6/ 1/04- 6/30/04	ASSUMED collateral

6/30/04

YIELD TABLE

Vary PRICE 1/32	100 PSA	200 PSA	250 PSA	300 PSA	500 PSA	750 PSA	1000 PSA
	100	200	250	300	500	750	1000
100-23	5.3315	5.2151	5.1645	5.1184	4.9649	4.8137	4.6841
AvgLife	5.83	3.58	3.06	2.71	1.97	1.55	1.31
Mod Dur	4.67	3.11	2.71	2.43	1.81	1.44	1.23
DateWindow	7/04- 5/25/17	7/04- 10/25/11	7/04- 6/25/10	7/04- 8/25/09	7/04- 12/25/07	7/04- 1/25/07	7/04- 8/25/06
Spread I	+135/AL	+183/AL	+195/AL	+204/AL	+225/AL	+239/AL	+243/AL

DEAL: * Information is preliminary and subject to change.

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 13:47

3mo	6mo	-2-	-3-	-5-	-10-	-30-
1.29	1.68	2.74	3.15	3.84	4.65	5.34

5y 100-22+ 10y 100-25+

Format# 1-YT

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 920410
Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2004 Bloomberg L.P.
G985-142-2 25-Jun-04 13:48:04

Mtge YT

Screen Printed
Bloomberg CMO

CMSI 2004-4 3S2 5.25% LEGAL MTY N/A ADV:<PAGE>
65 <GO> BCC0FESH6 CMD: NO Notes 88 <Go>
65 <GO> 5.720(358)2 WAC(WAM)AGE ASSUM

-ASSUMED collateral -NO History-	6/30/04: 49,732,333 6/25/04: 49,732,333 factor 1.000000000000	next pay 7/25/04 (monthly) rcd date 6/30/04 (24 Delay) accrual 6/ 1/04- 6/30/04	30/360 Cashflows created 6/25/04 1stProj 7/25/04 ASSUMED collateral

6/30/04

YIELD TABLE

Vary PRICE 1/32	100 PSA	200 PSA	250 PSA	300 PSA	500 PSA	700 PSA	1000 PSA
99-14+	5.3498	5.3711	5.3803	5.3887	5.4168	5.4394	5.4683
AvgLife	5.83	3.58	3.06	2.71	1.97	1.61	1.31
Mod Dur	4.68	3.11	2.71	2.43	1.80	1.49	1.23
DateWindow	7/04- 5/25/17	7/04- 10/25/11	7/04- 6/25/10	7/04- 8/25/09	7/04- 12/25/07	7/04- 3/25/07	7/04- 8/25/06
Spread I	+137/AL	+198/AL	+216/AL	+231/AL	+270/AL	+297/AL	+322/AL

DEAL: * Information is preliminary and subject to change.

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 13:45

3mo	6mo	-2-	-3-	-5-	-10-	-30-
1.29	1.68	2.74	3.16	3.84	4.65	5.34

Format# 1-YT 5y100-22+ 10y100-25+

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 920410
Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2004 Bloomberg L.P.
G985-142-2 25-Jun-04 13:46:24

CMSI04-4G8BBG - Summary

Deal Summary Report

			Assumptions	
Settlement	30-Jun-2004	Prepay	250 PSA	Balance
1st Pay Date	25-Jul-2004	Default	0 CDR	$513,347,023.00
		Recovery	0 months	
		Severity	0%	

Tranche Name	Rating	Balance	Coupon	Principal Window	Avg Life	Dur	Yield	Spread bp	Bench	Price %
8N1		50,000,000.00	5.5	07/09 - 04/34	11.78					
8S1		104,715,000.00	5.5	07/04 - 06/10	3.06					
8V1		15,601,000.00	5.25	07/04 - 02/11	4.82					
8Z1		20,274,612.00	5.25	02/11 - 08/21	9.95					
8S2		5,979,269.00	5.5	06/10 - 08/21	9.22					
8S3		5,979,268.00	5.75	06/10 - 08/21	9.22					
8S4		5,979,268.00	6	06/10 - 08/21	9.22					
8IO1		815,354.00	5.5	07/04 - 08/21	9.22					
8S5		5,454,549.00	5.5	08/21 - 04/34	21					
8S6		38,735,800.00	6	07/04 - 06/10	3.06					
8S9		38,735,800.00	5.75	07/04 - 06/10	3.06					
8S10		38,735,800.00	5.5	07/04 - 06/10	3.06					
8S11		38,735,800.00	5.25	07/04 - 06/10	3.06					
8S12		38,735,800.00	5	07/04 - 06/10	3.06					
8S7		19,775,428.00	5.5	06/10 - 10/11	6.65					
8S8		72,562,606.00	5.5	10/11 - 04/34	12.17					
8B1		13,347,023.00	5.5	07/04 - 04/34	10.92					

Treasury							Swaps					
Mat	6MO	2YR	3YR	5YR	10YR	30YR	6MO	2YR	3YR	5YR	10YR	30YR
Yld	1.310	2.806	3.275	3.957	4.730	5.407	1.845	3.226	3.748	4.411	5.215	5.793

CMSI04-4G8BBG

WAC	Collateral WAM	Age	WAL	Dur
5.72	358	2	6.38	4.78

$@1bp	Accrued Int(M)	NetNet (MM)	Dated Date	Notes
			01-Jun-04	FIX
			01-Jun-04	FIX
			01-Jun-04	FIX
			01-Jun-04	FIX
			01-Jun-04	FIX
			01-Jun-04	FIX
			01-Jun-04	FIX
			01-Jun-04	IO
			01-Jun-04	FIX
			01-Jun-04	FIX
			01-Jun-04	FIX
			01-Jun-04	FIX
			01-Jun-04	FIX
			01-Jun-04	FIX
			01-Jun-04	FIX
			01-Jun-04	FIX
			01-Jun-04	FIX

G65 Mtge **YTA**

Bloomberg CMO

66 <GO> **CMSI 2004-4 8Z1** 5.25% LEGAL MTY N/A ADV:<PAGE>

BCC0FIL27 CMO:ACCRUAL BOND NO Notes 88 <Go>

65 <GO> 5.720(358)2 WAC(WAM)AGE ASSUM

ASSUMED collateral -NO History-	6/30/04: 20,274,612 6/25/04: 20,274,612 factor 1.000000000000	next pay 7/25/04 (monthly) rcd date 6/30/04 (24 Delay) accrual 6/ 1/04- 6/30/04	30/360 Cashflows created 6/17/04 1stProj 7/25/04 ASSUMED collateral

6/30/04 **YIELD TABLE**

DEAL: * Information is preliminary and subject to change.

Vary PRICE 3½	100 PSA	200 PSA	250 PSA	300 PSA	500 PSA	750 PSA	1000 PSA
87-11	6.114	6.500	6.736	6.996	8.095	9.236	10.242
AvgLife	18.35	12.05	9.95	8.32	4.91	3.48	2.77
Mod Dur	16.18	10.92	9.11	7.71	4.67	3.31	2.63
DateWindow	5/17- 6/25/31	5/12- 12/25/24	2/11- 8/25/21	4/10- 9/25/18	5/08- 1/25/11	5/07- 9/25/08	11/06- 9/25/07
Spread I	+109/AL	+173/AL	+205/AL	+257/AL	+422/AL	+583/AL	+709/AL

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 13:46

3mo	6mo	-2-	-3-	-5-	-10-	-30-
1.26	1.66	2.74	3.22	3.90	4.68	5.36

5y 100-14+ 10y 100-17+

Format# 1-YT

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 920410
Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2004 Bloomberg L.P.
G984-669-3 21-Jun-04 13:46:31

CMSI 04-4

Group 8

Pay rules

1. Pay the NAS priority amount to the 8N1.

2. Pay concurrently as follows:
   a. 64.9072195555556% as follows:
      i. Pay to the 8S6, 8S9, 8S10, 8S11, 8S12 prorata until retired.
      ii. Pay as folows until the 8S7 is retired:
         a. 76.5276819885637% to the 8S7 until reltired.
         b. 23.4723180114363% as follows:
            i. Pay concurrently as follows:
               1. 66.6666679055151% to the 8V1 and 8Z1 until retired.
               2. 33.3333320944849% to the 8S2, 8S3, 8S4 prorata until retired.
            ii. Pay to 8S5 until retired.
      iii. Pay to the 8S8 until retired.

   b. 35.0927804444444% as follows
      i. Pay to the 8S1 until retired.
      ii. Pay concurrently as follows:
         i. 66.6666679055151% to the 8V1 and 8Z1 until retired.
         ii. 33.3333320944849% to the 8S2, 8S3, 8S4 prorata until retired.
      iii. Pay to the 8S5 until retired.

3. Pay the 8N1 until retired.

8Z1 accretion waterfall:

1. Pay to the 8V1 until retired.
2. Pay to the 8Z1 until retired.

Notes
Pxing Speed = 250 PSA.

NAS bonds = 8N1 standard 60 mo lockout. (Apply Shift to both Sched and Prepays)

IO: 8IO1 - (notional with 8S2, 8S3, 8S4)

Settlement = 06/30

CMSI 04-4 (# 3)

Pay rules

1. Pay the NAS Priority Amount to the A4 and A7 prorata.
2. Pay concurrently as follows until the A13 is retired:
    a. 49.6719090845692% to the A13 until retired.
    b. 50.3280909154308% sequentially as follows:
        i. Pay to the A1, A3, A8 prorata until retired.
        ii. Pay sequentially to the A2, A10 and A11 until retired.
3. Pay concurrently as follows:
    a. 35.0927811613814% sequentially to the A2, A10 and A11 until retired.
    b. 64.9072188386186% sequentially to the A5 and A6 until retired.
4. Pay to the A4 and A7 prorata until retired.

A6 Accretion Rules:

1. Pay to the A5 until retired.
2. Pay to the A6 until retired.

A10 Accretion Rules:

1. Pay to the A2 until retired.
2. Pay to the A10 until retired.

Notes

- **Collateral** – 30 Yr Jumbo A
- **Targeted Passthru Rate** – 5.50
- **Pricing Speed** – 250 PSA
- **NAS Bonds** – A4, A7 - standard NAS bond, 60 mos of hard lockout (apply shift to both sched and unsched prin)
    Nas Priority Amount = (Nas% x Shift%) x (sched + prepays)
    Nas % = (A4 and A7 balance) / (Total Non PO Balance)
- **IO Bonds** – A12 – Notional = 25/550 x (A2 + A10 balance)
- **Z Bonds** – A6 and A10
- **Floater Bonds –**
    Initial Libor – 1.25%, 0 day delay
    A8 – 1ML + 0.45%, 8.0% Cap, 0.45% Floor , Initial Coupon – 1.70%
- **Inverse -**
    Initial Libor – 1.25%, 0 day delay
    A9 – 7.55% – 1ML, 0% Floor, 7.55% Cap, Initial Coupon – 6.30%

Collateral Assumption:

Balance	Gross WAC	Net WAC	WAM	Age
$513,347,023.00	5.72	5.5	358	2

Deal Summary Report

CMSI04-4AR7

		Assumptions			
Settlement	30-Jun-2004	Prepay		250 PSA	
1st Pay Date	25-Jul-2004	Default		0 CDR	
		Recovery	0	months	
		Severity		0%	

Collateral					
Balance	WAC	WAM	Age	WAL	Dur
$513,347,023.00	5.720	358	2	6.38	4.78

Tranche Name	Balance	Coupon	Principal Window	Avg Life	Dur	Yield	Spread bp	Bench	Price %	$@1bp	Accrued Int(M)	NetNet (MM)	Dated Date	Notes
A4	45,000,000.00	5.500	07/09 - 04/34	11.78									01-Jun-04	FIX
A7	5,000,000.00	5.500	07/09 - 04/34	11.78									01-Jun-04	FIX
A13	167,993,201.00	5.500	07/04 - 10/11	3.49									01-Jun-04	FIX
A1	25,000,000.00	5.500	07/04 - 06/10	3.06									01-Jun-04	FIX
A3	113,796,570.00	5.250	07/04 - 06/10	3.06									01-Jun-04	FIX
A8	11,379,657.00	1.700	07/04 - 06/10	3.06									25-Jun-04	FLT
A9	11,379,657.00	6.300	07/04 - 06/10	3.06									25-Jun-04	INV_IO
A2	23,401,000.00	5.250	07/04 - 02/11	4.82									01-Jun-04	FIX
A10	30,412,417.00	5.250	02/11 - 08/21	9.95									01-Jun-04	FIX
A12	2,446,064.00	5.500	07/04 - 08/21	9.22									01-Jun-04	IO
A11	5,454,549.00	5.500	08/21 - 04/34	21.00									01-Jun-04	FIX
A5	32,562,606.00	5.500	07/04 - 07/12	5.41									01-Jun-04	FIX
A6	40,000,000.00	5.500	07/12 - 04/34	12.93									01-Jun-04	FIX
SUBS	13,347,023.00	5.500	07/04 - 04/34	10.92									01-Jun-04	FIX

Treasury							Swaps					
Mat	6MO	2YR	3YR	5YR	10YR	30YR	6MO	2YR	3YR	5YR	10YR	30YR
Yld	1.6560	2.7688	3.2378	3.9200	4.6918	5.3601	1.674	3.100	3.679	4.433	5.266	5.844

00022

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, *limited in nature and subject* to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may *not be sold nor may an offer to* buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI04-4mm4 - A10

CREDIT SUISSE FIRST BOSTON

Balance	$30,412,417.00	Delay	24	WAC	5.720	WAM	358
Coupon	5.250	Dated	06/01/2004	NET	5.5	WALA	2
Settle	06/30/2004	First Payment	07/25/2004				

Price	1	2	3	4	5	6	7
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
87-03.00	6.13	6.31	6.53	6.77	7.03	7.32	7.89
87-04.00	6.13	6.31	6.52	6.76	7.03	7.31	7.89
87-05.00	6.13	6.31	6.52	6.76	7.02	7.31	7.88
87-06.00	6.13	6.30	6.52	6.76	7.02	7.30	7.87
87-07.00	6.12	6.30	6.51	6.75	7.01	7.30	7.87
87-08.00	6.12	6.30	6.51	6.75	7.01	7.29	7.86
87-09.00	6.12	6.30	6.51	6.74	7.00	7.29	7.85
87-10.00	6.12	6.29	6.50	6.74	7.00	7.28	7.84
87-11.00	**6.11**	**6.29**	**6.50**	**6.74**	**7.00**	**7.28**	**7.84**
87-12.00	6.11	6.29	6.50	6.73	6.99	7.27	7.83
87-13.00	6.11	6.28	6.49	6.73	6.99	7.26	7.82
87-14.00	6.11	6.28	6.49	6.72	6.98	7.26	7.82
87-15.00	6.11	6.28	6.49	6.72	6.98	7.25	7.81
87-16.00	6.10	6.28	6.48	6.72	6.97	7.25	7.80
87-17.00	6.10	6.27	6.48	6.71	6.97	7.24	7.80
87-18.00	6.10	6.27	6.48	6.71	6.96	7.24	7.79
87-19.00	6.10	6.27	6.47	6.70	6.96	7.23	7.78
WAL	**18.35**	**14.71**	**12.05**	**9.95**	**8.32**	**7.06**	**5.43**
Mod Durn	**16.18**	**13.27**	**10.92**	**9.11**	**7.71**	**6.61**	**5.15**
Principal Window	**May17 - Jun31**	**Mar14 - Jul28**	**May12 - Dec24**	**Feb11 - Aug21**	**Apr10 - Sep18**	**Aug09 - Mar16**	**Sep08 - Jan12**
Prepay	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	350 PSA	450 PSA

00023

Treasury	Mat	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	1.250	2.760	3.232	3.911	4.686	5.357

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI04-4mm4 - A10

CREDIT SUISSE FIRST BOSTON

Balance	$30,412,417.00	Delay	24	WAC	5.720	WAM	358
Coupon	5.250	Dated	06/01/2004	NET	5.5	WALA	2
Settle	06/30/2004	First Payment	07/25/2004				

Price	1	2
	Yield	Yield
87-03.00	6.10	12.16
87-04.00	6.10	12.14
87-05.00	6.10	12.12
87-06.00	6.09	12.10
87-07.00	6.09	12.08
87-08.00	6.09	12.06
87-09.00	6.09	12.05
87-10.00	6.09	12.03
87-11.00	**6.08**	**12.01**
87-12.00	6.08	11.99
87-13.00	6.08	11.97
87-14.00	6.08	11.95
87-15.00	6.08	11.93
87-16.00	6.07	11.92
87-17.00	6.07	11.90
87-18.00	6.07	11.88
87-19.00	6.07	11.86
WAL	**19.32**	**2.06**
Mod Durn	**16.82**	**1.92**
Principal Window	**Feb18 - Dec31**	**Jan06 - Feb07**
Prepay	5 CPR	50 CPR

Treasury	Mat	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	1.250	2.760	3.232	3.911	4.686	5.357

00024

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.